Exhibit 99.1

Financial Statements for the year ended ended, and as of, December 31, 2002 filed with the Comisión Nacional De Valores ("CNV") audited in accordance with accounting principles generally accepted in Argentina.

The filing consisted of financial statements and related information and reports. Specifically included were: (i) an audited consolidated balance sheet at December 31, 2002 and an audited consolidated statement of operations and an audited consolidated cash flow statement for the year then ended, together with notes thereto, of CTI Holdings S.A. and its subsidiaries; (ii) an audited unconsolidated balance sheet at December 31, 2002 and an audited unconsolidated statement of operations, an audited unconsolidated statement of changes in shareholders' equity and an audited unconsolidated cash flow statement for the year then ended, together with notes thereto, of CTI Holdings S.A. and its subsidiaries; (iii) certain schedules relating to current assets, intangible assets, investments, foreign curruency transactions and certain expenses; (iv) a narrative discussion of the registrant's results and financial condition; (v) a report to the shareholders from the stautory auditors; and (vi) a report of the registrant's auditors. The financial statements included in the filing with the CNV were audited in accordance with accounting principles generally accepted in Argentina.

An English translation of the audited consolidated and unconsolidated balance sheets and statements of operations are included in this Form 6-K. The complete original report in Spanish was submitted to the Securities and Exchange Commission in paper format under cover of a Form SE dated March 19, 2003.

CTI Holdings S.A.
 Consolidated Balance Sheet as of December 31, 2002 and 2001 (audited)
 (Prepared in Pesos in accordance with Argentine GAAP)

ASSETS	2002	2001	LIABILITIES	2002	2001
CURRENT ASSETS			CURRENT LIABILITIES
Cash and Cash equivalents	141.286.688	46.501.803	Accounts payable	111.979.499	269.508.037
Investments	873.175	2.551.836	Short-term debt	7.333.160	16.365.745
Accounts receivable, trade, net of allowance for doubtful accounts	145.411.596	303.440.438	Current portion of long-term debt	3.137.735.321	2.200.851.724
Taxes receivable	10.718.677	23.710.744	Shareholders' loans	499.253.407	56.299.290
Other receivable	5.817.675	14.536.557	Related Companies	20.846.140	30.602.421
Inventories	5.488.458	49.336.217	Compensations and social contributions	8.405.411	17.389.325
Other assets	6.535.945	14.911.204	Taxes payables	122.395.151	71.621.470
Total current assets	316.132.214	454.988.799	Deferred revenues	12.953.470	20.133.734
			Other	254.689.259	19.668.180
			Total current liabilities	4.175.590.818	2.702.439.926

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Taxes receivable	183.220	69.896.617	Accounts Payable	45.080	1.101.971
Other receivable	303.349	769.354	Other	6.000	13.093
Property, plant and equipment, net	1.664.695.995	2.195.271.192	Taxes payable	8.548.128	6.201.149
Intangibles and deferred charges, net	738.331.498	933.603.133	Total non-current liabilities	8.599.208	7.316.213
Other assets	892.535	4.492.783	Total liabilities	4.184.190.026	2.709.756.139
Total non-current assets	2.404.406.597	3.204.033.079

			Minority interest	107	(656.832)

			Shareholders' Equity	(1.463.651.322)	949.922.571

Total	2.720.538.811	3.659.021.878	Total	2.720.538.811	3.659.021.878
Notes A through M attached are an integral part of these consolidated financial statements.

CTI Holdings S.A.
 Consolidated Statements of Operations as of December 31, 2002 and 2001 (audited)
(Prepared in pesos in accordance with Argentine GAAP)
	2002	2001
Revenues and Sales	669.977.257	1.152.990.349
Cost of service	(334.458.450)	(507.161.413)
Sub-total	335.518.807	645.828.936

Selling and marketing expenses	(214.445.768)	(348.846.771)
General and administrative expenses	(49.095.391)	(67.501.195)
	71.977.648	229.480.970

Other, net	(1.260.245)	(20.104.449)

Amortization	(377.513.690)	(394.899.426)

Impairment of fixed assets	(555.954.264)	-

Financial and holdings results
Interest income	(679.586.232)	3.135.788
Interest expense	(851.802.619)	(283.413.311)

Deferred income tax	-	(125.600.189)
Minimum presumptive income tax	(19.434.869)	(32.691.598)
Minority interest	378	546.461
Net loss before special items	(2.413.573.893)	(623.545.754)
Extraordinary results	-	9.209.906
Net loss	(2.413.573.893)	(614.335.848)
Notes A through M attached are an integral part of these consolidated financial statements.

CTI HOLDINGS S.A.
 Balance Sheet as of December 31, 2002 and 2001 (audited)
(Prepared in pesos in accordance with Argentine GAAP)
	2002	2001		2002	2001
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	1.686.593	2.581.886	Accounts payable	45.145	137.199
Taxes receivable	401.354	-	Taxes payable	12.247.957	318.462
Other receivable	6.000	13.093
Total current assets	2.093.947	2.594.979	Shareholders' loans	107.931.654	56.299.290
			Long-term debt classified as current	858.018.166	496.800.305
			Related companies	65.003	20.079.174
			Other	525.185	-
NON-CURRENT ASSETS			Total current liabilities	978.833.110	573.634.430
Taxes receivable	-	4.161.624
Property, plant and equipment, net	71.082.598	85.252.539	NON-CURRENT LIABILITIES
Investment in related companies	150.538.638	1.536.527.767	Minority interest	668.359.848	-
Intangibles, net	5.565.922	6.782.153	Related companies	45.733.469	112.491.640
Other assets	-	742.675	Other	6.000	13.096
Total non-current assets	227.187.158	1.633.466.758	Total non-current liabilities	714.099.317	112.504.736
			Total liabilities	1.692.932.427	686.139.166

			SHAREHOLDERS' EQUITY	(1.463.651.322)	949.922.571
Total	229.281.105	1.636.061.737	Total	229.281.105	1.636.061.737
Notes 1 through 17, Annexes A, B, C, G and H and the consolidated financial statements attached are an integral part of these financial statements.

CTI HOLDINGS S.A.
 Statements of Operations as of December 31, 2002 and 2001 (audited)
 (Prepared in pesos in accordance with Argentine GAAP)
	2002	2001
Results before special items from investments in controlled companies	(2.039.561.230)	(479.885.522)
Amortization	(14.169.941)	(15.405.482)
Financial Results
Interest income	6.270.008	-
Interest expense	(372.520.735)	(65.780.453)
Other, net	7.379.899	(10.684.702)
General and administrative expenses	(515.838)	(690.128)
	(2.413.117.837)	(572.446.287)
Deferred income tax	-	(50.158.072)
Minimum presumptive income tax	(456.056)	(941.395)
Net loss before special items	(2.413.573.893)	(623.545.754)
Extraordinary results	-	9.209.906
Net loss	(2.413.573.893)	(614.335.848)
Notes 1 through 17, Annexes A, B, C, G and H and the consolidated financial statements attached are an integral part of these financial statements.